Exhibit 99.1

Snow Lake Resources Ltd. Announces Pricing of Initial Public Offering

Manitoba, CAN, November 18, 2021 — Snow Lake Resources Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), a company committed to being the first fully renewable energy powered electric mine that can deliver zero carbon battery grade lithium, today announced the pricing of its initial public offering of 3,200,000 common shares at a public offering price of $7.50 per share, for gross proceeds of $24,000,000 USD, before deducting underwriting discounts and offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 480,000 common shares to cover over-allotments at the initial public offering price, less the underwriting discount. All of the common shares are being offered by the Company.

The Company intends to use the proceeds of the offering for resource development activities including additional exploratory drilling, technical studies and reports, possible strategic project acquisitions, marketing and general corporate purposes.

Snow Lake’s common shares are expected to begin trading on the Nasdaq Capital Market on November 19, 2021 under the symbol “LITM.” The offering is expected to close on November 23, 2021, subject to satisfaction of customary closing conditions.

ThinkEquity is acting as sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-254755) relating to the shares was filed with the Securities and Exchange Commission (“SEC”) and became effective on November 18, 2021 and a related registration statement is being filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended. This offering is being made only by means of a prospectus. Copies of the final prospectus, when available, may be obtained from ThinkEquity, 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com. The final prospectus will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Snow Lake Resources Ltd.

Snow Lake Lithium (SLL) is committed to operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery market. We aspire to not only set the standard for responsible lithium battery manufacturing, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: IR@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium